EXHIBIT 99.1

Equinor ASA: Ex dividend

From 21 August 2018, the shares in Equinor (OSE: EQNR, NYSE: EQNR) at Oslo Stock Exchange (Oslo Børs) and American Depository Receipts (ADRs) in Equinor listed at New York Stock Exchange will be traded ex dividend USD 0.23. Record date is 22 August 2018.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.